SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
January 29, 2007
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

This Report on Form 6-K contains a press release of Infineon Technologies AG dated January 29, 2007, announcing the Company’s results for the fiscal first quarter 2007.

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: January 29, 2007	By:	/s/ Wolfgang Ziebart
Dr. Wolfgang Ziebart
Member of the Management Board and Chief Executive Officer

By:	/s/ Peter J. Fischl
Peter J. Fischl
Member of the Management Board and Chief Financial Officer

Infineon reports results for the fiscal first quarter 2007
The main highlights of the fiscal first quarter were:
•	Infineon group revenues for the quarter were Euro 2.13 billion. Revenues for Infineon excluding Qimonda were Euro 958 million.

•	Infineon group EBIT was Euro 216 million. Excluding Qimonda, the EBIT loss was Euro 9 million. Net charges in the fiscal first quarter 2007 were insignificant.

•	Infineon group net income was Euro 120 million, resulting in diluted earnings per share of Euro 0.15.

•	For the fiscal second quarter 2007, Infineon expects revenues and EBIT for its businesses excluding Qimonda, before charges, to remain at least flat compared to the fiscal first quarter. Following the loss of business as a result of the insolvency of BenQ Mobile’s German subsidiary, Infineon is implementing restructuring measures and currently expects that related charges will be recorded in the second quarter, rather than the first quarter as originally expected. Such charges will be significantly lower than the Euro 30 million originally anticipated.

	3 months	3 months		3 months
	ended	ended	sequential	ended	year-on-year
Revenues in Euro million	Dec 31, 06	Sep 30, 06	+/- in %	Dec 31, 05	+ /- in %

Infineon excluding Qimonda	958	1,058	-9%	996	-4%

Qimonda	1,173	1,232	-5%	678	73%

Infineon Group	2,131	2,290	-7%	1,674	27%

	3 months	3 months		3 months
	ended	ended	sequential	ended	year-on-year
EBIT in Euro million	Dec 31, 06	Sep 30, 06	+/- in %	Dec 31, 05	+/- in %

Infineon excluding Qimonda	(9)	(174)	95%	1	---

Qimonda	225	204	10%	(123)	+++

Infineon Group	216	30	+++	(122)	+++

	3 months	3 months		3 months
	ended	ended	sequential	ended	year-on-year
	Dec 31, 06	Sep 30, 06	+/- in %	Dec 31, 05	+/- in %

Net income (loss) Infineon Group in Euro million	120	(36)	+++	(183)	+++

Basic earnings (loss) per share (in Euro)	0.16	(0.05)	+++	(0.25)	+++

Diluted income (loss) per share (in Euro)	0.15	(0.05)	+++	(0.25)	+++

Munich, Germany, January 29, 2007 – Infineon Technologies AG (FSE/NYSE:IFX) today reported results for the fiscal first quarter 2007. Revenues were Euro 2.13 billion, down seven percent compared to the fiscal fourth quarter 2006. Revenues of Infineon excluding Qimonda decreased to Euro 958 million from Euro 1.06 billion in the prior quarter. As expected, revenues in both the Communication Solutions and the Automotive, Industrial & Multimarket segments declined.
The Infineon group EBIT increased to Euro 216 million in the fiscal first quarter 2007, up from Euro 30 million in the prior quarter. Infineon excluding Qimonda experienced an EBIT loss of Euro 9 million in the quarter. Net charges in the fiscal first quarter 2007 were insignificant. EBIT loss for Infineon excluding Qimonda was Euro 174 million in the prior quarter, including charges of Euro 164 million, mainly resulting from the IPO of Qimonda and the insolvency of BenQ Mobile’s German subsidiary. Before these charges, the fourth quarter 2006 EBIT loss excluding Qimonda would have been Euro 11 million.
Infineon group net income was Euro 120 million in the fiscal first quarter 2007, resulting in diluted earnings per share of Euro 0.15.
“In a challenging operating environment, results for the first quarter came out better than originally expected. For Infineon excluding Qimonda, EBIT remained substantially flat, before charges, despite the sales decline relative to the prior quarter. In a mixed market environment, we should return to revenue growth in Automotive, Industrial & Multimarket in the current quarter and see strong design-win momentum in Communication Solutions, in particular in the baseband business,” said Dr. Wolfgang Ziebart, CEO and President of Infineon Technologies AG. “This lets us look to the coming quarters with full confidence.”
Outlook for the fiscal second quarter 2007
In the fiscal second quarter 2007, Infineon expects revenues and EBIT for its businesses excluding Qimonda, and prior to inclusion of charges, to remain at least flat compared to the fiscal first quarter. The company expects revenues and EBIT in the Automotive, Industrial & Multimarket segment to increase compared to the prior quarter. In the Communication Solutions and Corporate and Eliminations segments, revenues and EBIT before charges are anticipated to remain broadly flat compared to the fiscal first quarter. The company currently expects that charges in connection with the restructuring of its baseband operations following the loss of business as a result of the insolvency of BenQ Mobile’s German subsidiary will be recorded in the second quarter, rather than the first quarter as originally expected, and will be significantly lower than the Euro 30 million originally anticipated. Additional details concerning the outlook can be found in the respective segments’ sections.

Segments’ fiscal first quarter 2007 performance and outlook
Automotive, Industrial & Multimarket (AIM)

	3 months	3 months		3 months
	ended	ended	sequential	ended	year-on-year
In Euro million	Dec 31, 06	Sep 30, 06	+/- in %	Dec 31, 05	+/- in %

Revenues	710	740	-4%	652	9%
EBIT	55	64	-14%	51	8%

In the fiscal first quarter 2007, the Automotive, Industrial & Multimarket segment performed slightly better than originally anticipated. It reported revenues of Euro 710 million, a 4 percent decrease compared to the prior quarter, and EBIT of Euro 55 million.
As anticipated, seasonal effects and weak U.S. car production led to a decline in revenue and EBIT in the automotive business. The industrial & multimarket and security & ASIC businesses in total remained flat as expected.
Automotive, Industrial & Multimarket’s outlook for the fiscal second quarter 2007
In the fiscal second quarter 2007, Infineon expects a return to growth in its Automotive, Industrial & Multimarket segment. The company foresees a slight increase in revenues quarter-on-quarter and an improved EBIT margin.
With improving seasonality, the company anticipates that revenues in its automotive business will increase compared to the fiscal first quarter, despite continued weakness in the U.S. car market. Results in its industrial & multimarket and security & ASIC businesses are expected to remain broadly on the same level as in the previous quarter.
Communication Solutions (COM)

	3 months	3 months		3 months
	ended	ended	sequential	ended	year-on-year
In Euro million	Dec 31, 06	Sep 30, 06	+/- in %	Dec 31, 05	+/- in %

Revenues	236	297	-21%	334	-29%
EBIT	(57)	(120)	53%	(21)	---

Fiscal first quarter revenues in the Communication Solutions segment were Euro 236 million, a 21 percent decrease from the prior quarter. The EBIT loss in the fiscal first quarter was Euro 57 million.
The decrease in revenues in the segment during the first quarter was in line with expectations, reflecting the anticipated large decline of revenues from BenQ Mobile following the insolvency of its German subsidiary. In addition, the wireless business saw the typical start of the seasonally weaker period. Revenues in the broadband access business remained broadly flat relative to the prior quarter.

Communication Solutions’ outlook for the fiscal second quarter 2007
In the fiscal second quarter 2007, Infineon expects revenues and EBIT of the Communication Solutions segment to remain broadly unchanged compared to the previous quarter. Continued customer ramp-ups in the company’s mobile phone platform business are likely to offset the typical seasonal decline in the wireless business. In the broadband access business, revenues are anticipated to remain stable. Implemented measures for cost reductions in the mobile platform business are likely to contribute to EBIT improvements in the fiscal third quarter 2007.
Qimonda

	3 months	3 months		3 months
	ended	ended	sequential	ended	year-on-year
In Euro million	Dec 31, 06	Sep 30, 06	+/- in %	Dec 31, 05	+/- in %

Revenues	1,173	1,232	-5%	678	73%
EBIT	225	204	10%	(123)	+++

Qimonda achieved revenues of Euro 1.17 billion in the fiscal first quarter 2007, a decrease of 5 percent quarter over quarter. Fiscal first quarter EBIT after minority interests was Euro 225 million compared to an EBIT of Euro 204 million in the fiscal fourth quarter 2006.
Qimonda’s outlook for the fiscal second quarter 2007
Qimonda expects its bit production to grow between 8 to 12 percent in the fiscal second quarter 2007. The company expects this bit growth to be based on improved productivity as a result of the continued conversion of capacities to 90nm technology and below. Qimonda also expects to maintain its share of bit-shipments to non-PC applications significantly above 50 percent in the next quarter.
Other Operating Segments

	3 months	3 months		3 months
	ended	ended	sequential	ended	year-on-year
In Euro million	Dec 31, 06	Sep 30, 06	+/- in %	Dec 31, 05	+/- in %

Revenues	70	78	-10%	67	4%
EBIT	(3)	3	---	2	---

Effective May 1, 2006, with the completion of the Qimonda carve-out, the Other Operating Segments primarily consists of revenues that Infineon’s 200-millimeter production facility in Dresden records from the sale of wafers to Qimonda under foundry agreements.
Corporate and Eliminations

	3 months	3 months		3 months
	ended	ended	sequential	ended	year-on-year
In Euro million	Dec 31, 06	Sep 30, 06	+/- in %	Dec 31, 05	+/- in %

Revenues	(58)	(57)	2%	(57)	2%
EBIT	(4)	(121)	+++	(31)	+++

Effective May 1, 2006, the Corporate and Eliminations segment reflects intra-group eliminations of the sale of wafers to Qimonda from the Infineon 200-millimeter production facility in Dresden.
The EBIT loss in the fiscal first quarter 2007 was Euro 4 million. Net charges in the fiscal first quarter 2007 were insignificant. EBIT loss in the prior quarter was Euro 121 million, and included charges of Euro 86 million, mainly in connection with the IPO of Qimonda, restructuring measures in some of the company’s production facilities, and impairments of long-lived assets.
Other Operating Segments and Corporate and Eliminations’ outlook for the fiscal second quarter 2007
In the fiscal second quarter 2007, Infineon expects revenues and EBIT in Other Operating Segments and Corporate and Eliminations before charges to remain broadly unchanged relative to the previous quarter. The company currently expects that charges in connection with the restructuring of its baseband operations following the insolvency of BenQ Mobile’s German subsidiary will be recorded in the second quarter, rather than the first quarter as originally expected. The company is still implementing measures aimed at lowering the overall level of charges while maintaining the targeted savings, and currently expects that these charges will be significantly lower than the Euro 30 million originally anticipated. The Corporate and Eliminations segment will continue to reflect intra-group elimination of sales between Infineon and Qimonda.
All figures are preliminary and unaudited.
Analyst and press telephone conferences
Infineon Technologies AG will conduct a telephone conference (in English only) with analysts and investors on January 29, 2007, at 10:00 a.m. Central European Time (CET), 4:00 a.m. Eastern Standard Time (U.S. EST), to discuss operating performance during the fiscal first quarter 2007. In addition, the Infineon Management Board will host a telephone conference with the media at 11:30 a.m. (CET), 5:30 a.m. (U.S. EST). It can be followed in German and English over the Internet. Both conference calls will be available live and for download on the Infineon web site at http://www.infineon.com.
Additional major business highlights of Infineon’s segments in the fiscal first quarter 2007 can be found in this document after the financial tables.

FINANCIAL INFORMATION
According to US GAAP – Unaudited
Condensed Consolidated Statements of Operations

	3 months ended
in Euro million	Dec 31, 05	Sep 30, 06	Dec 31, 06

Net sales	1,674	2,290	2,131
Cost of goods sold	(1,350)	(1,640)	(1,465)

Gross profit	324	650	666

Research and development expenses	(311)	(303)	(292)
Selling, general and administrative expenses	(173)	(219)	(172)
Restructuring charges	(2)	(5)	(2)
Other operating expense, net	–	(97)	–

Operating income (loss)	(162)	26	200

Interest expense, net	(21)	(21)	(9)
Equity in earnings of associated companies, net	17	40	37
Loss on subsidiaries and associated company share issuance, net	–	(11)	–
Other non-operating income (expense), net	24	(12)	6
Minority interests	(1)	(13)	(27)

Income (loss) before income taxes	(143)	9	207

Income tax expense	(40)	(45)	(87)

Net income (loss)	(183)	(36)	120

Earnings (loss) per share:
Shares in millions

Weighted average shares outstanding – basic	748	748	748

Earnings (loss) per share – basic (in Euro)	(0.25)	(0.05)	0.16

Weighted average shares outstanding – diluted	748	748	817

Earnings (loss) per share – diluted (in Euro)	(0.25)	(0.05)	0.15

EBIT
Infineon defines EBIT as earnings (loss) before interest and taxes. Infineon’s management uses EBIT among other measures to establish budgets and operational goals, to manage the Company’s business and to evaluate its performance. Infineon reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the Company and especially about the performance of its separate business segments. EBIT is determined as follows from the condensed consolidated statements of operations, without adjustment to the US GAAP amounts presented:

	3 months ended
in Euro million	Dec 31, 05	Sep 30, 06	Dec 31, 06

Net income (loss)	(183)	(36)	120

- Income tax expense	40	45	87
- Interest expense, net	21	21	9

EBIT	(122)	30	216

Segment Results

	3 months ended			3 months ended
Net sales in Euro million	Dec 31, 05	Dec 31, 06	+/– in %	Sep 30, 06	Dec 31, 06	+/– in %

Automotive, Industrial & Multimarket	652	710	9	740	710	(4)
Communication Solutions	334	236	(29)	297	236	(21)
Other Operating Segments*	67	70	4	78	70	(10)
Corporate and Eliminations**	(57)	(58)	2	(57)	(58)	2

Total	996	958	(4)	1,058	958	(9)

Qimonda	678	1,173	73	1,232	1,173	(5)

Infineon consolidated	1,674	2,131	27	2,290	2,131	(7)

	3 months ended			3 months ended
EBIT in Euro million	Dec 31, 05	Dec 31, 06	+/– in %	Sep 30, 06	Dec 31, 06	+/– in %

Automotive, Industrial & Multimarket	51	55	8	64	55	(14)
Communication Solutions	(21)	(57)	---	(120)	(57)	53
Other Operating Segments	2	(3)	---	3	(3)	---
Corporate and Eliminations	(31)	(4)	+++	(121)	(4)	+++

Total	1	(9)	---	(174)	(9)	95

Qimonda	(123)	225	+++	204	225	10

Infineon consolidated	(122)	216	+++	30	216	+++

*	Includes inter-segment sales of Euro 65 million and Euro 58 million for the three months ended December 31, 2005 and 2006, respectively, and Euro 63 million and Euro 58 million for three months ended September 30, and December 31, 2006, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under foundry agreements.

**	Includes the elimination of inter-segment sales of Euro 65 million and Euro 58 million for the three months ended December 31, 2005 and 2006, respectively, and Euro 63 million and Euro 58 million for three months ended September 30, and December 31, 2006, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under foundry agreements.
Regional Sales Development

	3 months ended
Regional sales in %	Dec 31, 05	Sep 30, 06	Dec, 31 06

Germany	19%	15%	15%
Other Europe	17%	16%	17%
North America	22%	29%	27%
Asia — Pacific	35%	29%	33%
Japan	5%	9%	7%
Other	2%	2%	1%

Total	100%	100%	100%

Europe	36%	31%	32%

Outside-Europe	64%	69%	68%

Condensed Consolidated Balance Sheets

in Euro million	Sep 30, 2006	Dec 31, 2006

Assets
Current assets:
Cash and cash equivalents	2,040	2,047
Marketable securities	615	635
Trade accounts receivable, net	1,245	1,093
Inventories	1,202	1,310
Deferred income taxes	97	91
Other current assets	482	564

Total current assets	5,681	5,740

Property, plant and equipment, net	3,764	3,732
Long-term investments, net	659	657
Restricted cash	78	78
Deferred income taxes	627	609
Other assets	376	346

Total assets	11,185	11,162

in Euro million	Sep 30, 2006	Dec 31, 2006

Liabilities and shareholders’ equity
Current liabilities:
Short-term debt and current maturities of long-term debt	797	800
Trade accounts payable	1,245	1,214
Accrued liabilities	562	535
Deferred income taxes	26	23
Other current liabilities	675	633

Total current liabilities	3,305	3,205

Long-term debt	1,208	1,222
Deferred income taxes	60	55
Other liabilities	457	416

Total liabilities	5,030	4,898

Minority Interests	840	862

Total shareholders’ equity	5,315	5,402

Total liabilities and shareholders’ equity	11,185	11,162

Condensed Consolidated Statements of Cash Flows

	3 months ended
in Euro million	Dec 31, 05	Sep 30, 06	Dec 31, 06

Net cash provided by operating activities	102	427	318

Net cash used in investing activities	(168)	(174)	(323)

Net cash provided by financing activities	56	423	12

Net increase (decrease) in cash and cash equivalents	(10)	676	7

Depreciation and amortization	338	351	323

Purchases of property, plant and equipment	(405)	(288)	(326)

Gross and Net Cash Position
Infineon defines gross cash position as cash and cash equivalents and marketable securities, and net cash position as gross cash position less short and long-term debt. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, which for US GAAP purposes are not considered to be “cash”, it reports its gross and net cash positions to provide investors with an understanding of the Company’s overall liquidity. The gross and net cash position is determined as follows from the condensed consolidated balance sheets, without adjustment to the US GAAP amounts presented:

in Euro million	Dec 31, 05	Sep 30, 06	Dec 31, 06

Cash and cash equivalents	1,138	2,040	2,047
Marketable securities	749	615	635

Gross Cash Position	1,887	2,655	2,682

Less: short-term debt	99	797	800
long-term debt	1,627	1,208	1,222

Net Cash Position	161	650	660

Free Cash Flow
Infineon defines free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. The free cash flow is determined as follows from the condensed consolidated cash flow statements, without adjustment to the US GAAP amounts presented:

	3 months ended
in Euro million	Dec 31, 05	Sep 30, 06	Dec 31, 06

Net cash provided by operating activities	102	427	318
Net cash used in investing activities	(168)	(174)	(323)
Thereof: Sale of marketable securities, net	(109)	(59)	21

Free cash flow	(175)	194	16

Employee Data	Dec 31, 05	Sep 30, 06	Dec 31, 06

Infineon without Qimonda	30,561	29,849	30,071
Qimonda	10,112	11,802	12,078
Infineon worldwide	40,673	41,651	42,149
Thereof: Research and Development	7,632	7,745	8,273

Business highlights for the fiscal first quarter 2007
Energy Efficiency:
AIM: Infineon recently introduced its next-generation OptiMOS 3 family of power semiconductors. These semiconductors are designed for use in DC/DC converter applications in computers, telecommunications and consumer electronics devices where they provide for greater power efficiency. As to consumer electronics, Infineon supplies power semiconductors, such as OptiMOS 3, to all major video game and entertainment systems to afford them with efficient power management.
Mobility
•	AIM: Siemens and Infineon jointly presented a solution for fast, reliable transmission of such broadband services as IPTV and HD-TV with LAN-compatible devices in fast Ethernet home networks. This product is based on Polymer Optical Fibers (POF), which are particularly easy to lay and install. Infineon supplies the POF transceiver as well as the single-chip fiber-to-fast Ethernet converter in this platform, which T-Com is currently offering to the broad market.
•	AIM: Infineon presented a miniature silicon microphone for consumer and computer communications devices. This MEMS (Micro-Electrical-Mechanical System) microphone is approximately one-half the size of conventional microphones and operates on just one-third of their power, while exhibiting acoustic levels with similar electrical properties in the same quality. Applications range from new mobile handset and headset models, to consumer electronics and notebook applications, medical devices, such as hearing aids, and such automotive applications as hands-free cell phone operation.
•	COM: Infineon had a design-win at a large new customer for a mobile phone platform.
•	COM: Leveraging its leadership in RF CMOS transceivers, Infineon had a design-win for an EDGE RF transceiver at a major customer.
•	COM: For Global Positioning Systems (GPS), Infineon’s partner Global Locate achieved a major design-win at the Dutch navigation system manufacturer TomTom for the jointly developed GPS single-chip “Hammerhead.” In addition, the two partners announced the “Hammerhead II”, the industry’s smallest Assisted-GPS (A-GPS) receiver chip for mobile telephones, smart phones and personal navigation devices. Infineon’s fully owned subsidiary Comneon together with Global Locate developed a complete A-GPS hardware/software system solution that is used in 3G mobile phones.
•	COM: In its Wireline business, Infineon saw continued strong demand for broadband Customer Premises Equipment (CPE) and Voice-over-IP (VoIP) solutions. Infineon also achieved design-wins in ADSL2+ at major customers.
•	COM: Hyundai Network Systems announced that it will supply VDSL2 central office gear and CPE systems based on Infineon’s VINAX™ chipset to a major Korean telecommunication carrier. This represents the first VDSL2 roll-out in Korea, the world’s leading country in terms of broadband penetration.
Security
•	AIM: At the 2006 Cartes Trade Show in Paris, Infineon had positive feedback on its SLE 66CLxxxPE, the new contactless controller family whose members are already being used in projects in the field of electronic passport, payment, and transport applications. In recognition of Infineon’s expertise in the field of security, the chip-card industry presented the company’s 32-bit chip card microcontrollers in its SLE 88 family with the 2006 Sesames award in the category for “Best Hardware Innovation” for its unique combination of high-security and flash memory.
For the Finance and Business Press: INFXX200701.035e

Media Relations Corporate:	Name:	Phone:	Email:
Worldwide Headquarters	Günter Gaugler	+49 89 234 28481	guenter.gaugler@infineon.com
U.S.A.	Agnes Toan	+1 408 503 2587	agnes.toan@infineon.com
Asia	Chi Kang David Ong	+65 6876 3070	david.ong@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com
D I S C L A I M E R
This discussion includes forward-looking statements about our future business. These forward-looking statements include statements relating to future developments in the world semiconductor market, including the market for memory products, Infineon’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the continuing transitioning of our production processes to smaller structure sizes, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, our ability to achieve our cost savings and growth targets, and the impact of our carve-out of Qimonda, our memory products business, its initial public offering, and any further sales of Qimonda shares or other corporate financing measures in that regard. These forward-looking statements are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, the outcome of antitrust investigations and litigation matters, as well as the other factors mentioned herein and those described in the “Risk Factors” section of the annual report of Infineon on Form 20-F filed with the U.S. Securities and Exchange Commission on November 30, 2006. As a result, our actual results could differ materially from those contained in the forward-looking statements. Infineon does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.